

Packaging

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Kappa Packaging B.V.

Management Board
Dr. Holtroplaan 5
5652 XR Eindhoven
P.O. Box 8714
5605 LS Eindhoven
The Netherlands

Telephone
+31 (0)40 214 08 22
Fax
+31 (0)40 214 08 83
Email
han.wagter
@kappapackaging.com

CONFIDENTIAL
United States Securities and Exchange Commission
Jennifer Goeken, Division of Corporation Finance
100 F Street, NE
WASHINGTON, D.C. 20549-7010
United States

November 24, 2005

Subject : Form 20-F for Fiscal Year Ended December 31, 2004 of Kappa Holding B.V.

Dear Ms. Goeken,

Set forth below are the responses of Kappa Holding B.V. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") on the Company's response letter dated October 6, 2005 (the "Response Letter") as contained in the Staff's letter to the Company dated November 3, 2005 (the "Comment Letter"). The text of the numbered comments in the Comment Letter is set forth herein in italics, and the Company's response to each comment immediately follows the italicized numbered comment.

The following responses address the Staff's comments made in the Comment Letter.

<u>Form 20-F for the Fiscal Year Ended December 31, 2004</u>

<u>Note 28. Supplemental Guarantor Footnote, page F-49</u>

1. *We have considered your response to prior comment six, where you indicate that you "will provide more detailed disclosure in future filings to explain the reconciling items that impact the guarantor subsidiaries." We continue to believe that it is necessary to provide disclosure to quantify the reconciling items from Dutch GAAP to US GAAP that impact all columns reported in the condensed consolidating financial statements reported. Please provide us with a sample of the intended disclosure you will provide to satisfy the requirements of Rule 3-10(i)(12) of Regulation S-X.*



Packaging

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Response

To enhance transparency of our financial statements, we will provide reconciliations from Dutch GAAP to US GAAP for each year for which an income statement and balance sheet is presented relating to the guarantor companies satisfying the requirements of Rule 3-10(i)(12) of Regulation S-X. However, taking into account our current disclosure, we respectfully request that such additional disclosures be added in our future Annual Report on Form 20-F for all periods presented with no amendment to the Form 20-F as filed.

Below we have included the sample disclosure of the reconciliations from Dutch GAAP to US GAAP relating to the guarantor companies we intend to provide in future filings. The sample is based on the financials for the year ending December 31, 2004:

Year ended December 31, 2004 (€ in millions)	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Net income/loss under Dutch GAAP	(79.4)	223.8	(70.3)	(72.6)	(80.9)	(79.4)
a) Goodwill adjustments – amortization	24.7	-	24.1	0.6	-	-
b) Tangible fixed assets – impairment and depreciation	(32.5)	-	(32.5)	-	-	-
c) Restructuring and other provisions	-	-	-	-	-	-
d) Other intangible assets	0.4	-	0.4	-	-	-
e) Financial instruments	(5.0)	-	(0.8)	(3.7)	(0.5)	-
f) Pensions – pension costs	(1.2)	-	(1.2)	-	-	-
g) Preference shares	(12.3)	-	-	-	-	(12.3)
h) Deferred tax assets	4.1	-	5.5	(1.2)	(0.2)	-
Deferred taxes on US GAAP adjustments	12.6	-	11.2	1.2	0.2	-
Net income/(loss) under US GAAP	(88.6)	223.8	(63.6)	(75.7)	(81.4)	(91.7)



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As at December 31, 2004 (€ in millions)	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Shareholders' equity under Dutch GAAP	18.0	(244.2)	198.8	30.2	15.2	18.0
a) Goodwill adjustments – acquisitions	(89.4)	-	(89.4)	-	-	-
a) Goodwill adjustments – amortization	78.5	-	76.7	1.8	-	-
b) Tangible fixed assets – impairment and depreciation	(37.3)	-	(37.3)	-	-	-
c) Restructuring and other provisions	6.7	-	6.7	-	-	-
d) Other intangible assets	(0.6)	-	(0.6)	-	-	-
e) Financial instruments	(22.2)	-	(0.2)	(22.0)	-	-
f) Pensions – pension costs	(91.4)	-	(91.4)	-	-	-
g) Preference shares	(216.3)	-	-	-	-	(216.3)
h) Deferred tax assets	(29.4)	-	(22.5)	(6.9)	-	-
Deferred taxes on US GAAP adjustments	47.7	-	40.8	6.9	-	-
Investments in group companies	-	392.0	-	(117.2)	(137.4)	(137.4)
Shareholders' deficit under US GAAP	(335.7)	147.8	81.6	(107.2)	(122.2)	(335.7)

Response letter submitted via facsimile on October 6, 2005

2. *Please submit the response letter under this heading in electronic format on Edgar as correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.*

Response

We will submit our response letter under the heading "Response letter submitted via facsimile on October 6, 2005" in electronic format on Edgar as correspondence.

In connection with our responding to your comments, we hereby acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



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- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

H. Wagter
(Chief Financial Officer)